July 1, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	H. Christopher Owings

Assistant Director

RE:	O’Reilly Automotive, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 19, 2010

File No. 000-21318

Dear Mr. Owings:

We are writing in response to the additional comments contained in a letter from you dated June 18, 2010, to O’Reilly Automotive, Inc., with respect to our Form 10-K for the Fiscal Year Ended December 31, 2009, and our Schedule 14A Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934. As in our prior correspondence, we have set forth the comments contained in the comment letter along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 48

1.	We have reviewed your response to prior comment four in our letter dated April 9, 2010, noting that your estimated return liability is recorded at period end as a reduction of sales. Please tell us how your accounting treatment complies with FASB ASC 605-15-45-1, which indicates that revenues and costs of sales reported in the income statements should be reduced to reflect estimated returns. Please also tell us how your sales and cost of goods sold would have changed for the historical periods presented had you applied the preceding guidance.

Response:

FASB ASC 605-15-45-1 (“ASC 605”) states that “for any sales made with a right of return in which the criteria in paragraph 605-15-25-1 are met revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns.” Each of the

H. Christopher Owings

Assistant Director,

U.S. Securities and Exchange Commission

July 1, 2010

Company’s sales transactions meets all of the criteria in paragraph FASB ASC 605-15-25-1. The Company records actual returns as a reduction of revenue at selling price and a reduction of cost of goods sold in the amount of the previously recorded cost. At the end of each period, the Company analyzes the average elapsed time between sales and corresponding returns in order to estimate the potential returns in future periods related to sales transactions in the period previously closed. The Company increases or decreases the reserve by the gross profit on the estimated out-of-period returns based on the calculated amount of gross margin with an offsetting credit or debit to sales. The Company complies with the requirements of ASC 605 when recording actual returns, however the application of period end adjustments to the estimated sales return reserve does not strictly comply with the standard in that the Company records the net gross profit amount of the increase or decrease of the estimated reserve as an adjustment to sales instead of adjusting the corresponding gross sales and cost of goods sold estimates to the respective income statement line items. The strict application of ASC 605 to the Company’s sales return reserve would not materially affect the financial position or results of the Company’s operations and as such we believe the provisions of the standard need not be applied to its sales return reserve due to the immaterial impact.

The Commission has asked to see how the Company’s sales and cost of goods sold would have changed for the historical periods presented if the Company had strictly applied the preceding guidance. Below, in tabular form, the effect of the application of ASC 605 is presented detailing the impact on the Company’s sales, cost of goods sold and gross profit for the historical periods presented in the Company’s 2009 Form 10-K. This presentation reflects the impact as if the Company had adjusted sales and cost of sales for the gross amounts of the changes in reserve estimates to sales and cost of goods sold, and, as such, the application of ASC 605 does not impact the total amount presented for gross profit.

	2009		2008		2007
(in thousands)	$	% of Sales	$	% of Sales	$	% of Sales
As Reported
Sales	4,847,062	100.00%	3,576,553	100.00%	2,522,319	100.00%
Cost of Goods Sold	2,520,534	52.00%	1,948,627	54.48%	1,401,859	55.58%

Gross Profit	2,326,528	48.00%	1,627,926	45.52%	1,120,460	44.42%

Application of ASC 605
Sales	4,845,066	99.96%	3,576,090	99.99%	2,521,424	99.96%
Cost of Goods Sold	2,518,538	51.96%	1,948,164	54.47%	1,400,964	55.54%

Gross Profit	2,326,528	48.00%	1,627,926	45.52%	1,120,460	44.42%

Difference
Sales	1,996	0.04%	463	0.01%	895	0.04%
Cost of Goods Sold	1,996	0.04%	463	0.01%	895	0.04%

Gross Profit	—	0.00%	—	0.00%	0	0.00%

H. Christopher Owings

Assistant Director,

U.S. Securities and Exchange Commission

July 1, 2010

As illustrated in the table, the effect the application of ASC 605 would have had on the Company’s financial statements is immaterial. In future periods, the Company will continue to analyze the effect of sales returns on its financial position and results of operations and will apply the provisions of the standard to the extent that it is material to the Company’s financial statements.

Note 2 – Business Combination, page 53

2.	We have reviewed your response to prior comment six in our letter dated April 9, 2010. Please provide us with further information regarding your valuation of the acquired CSK inventories. Since paragraph 37(c.)(1) of SFAS 141 requires the recording of finished goods inventory acquired in business combinations at estimated selling price less the sum of costs disposal and a reasonable profit allowance for your selling efforts, please provide us with a table that summarizes these amounts. Tell us the nature and estimated amounts of the items you included in costs of disposal and, in doing so, differentiate the amounts estimated for direct vs. indirect costs. Please also explain why you believe that the amount of the profit you expected to earn for the selling effort was reasonable.

Response:

Please see the attached Appendix A, which includes two tables that demonstrate the calculation of the estimated value of inventory acquired in accordance with paragraph 37(c.)(1) of SFAS 141.

The Company, in its evaluation of estimated selling price for inventory with sufficient sales volume to indicate an active market for the products, relied heavily on CSK’s historical selling price. However, for a small subset of inventory which was outside of the core “hard-parts” inventory assortment found in a typical auto parts store and which had limited sales movement, the Company planned to initiate a close out sale for these products by deeply discounting the selling prices. To estimate the selling price of this close out inventory, the Company relied on its previous retail experience in pricing and subsequently liquidating closeout products.

The acquisition of CSK, which operated 1,340 stores, was a substantial acquisition for the Company which operated 1,918 stores prior to the July 11, 2008, acquisition. Due to the size of CSK, our detailed integration plans called for a two-and-a-half year process to fully convert all of the CSK stores to the O’Reilly systems. During the implementation of the integration plan, CSK’s support structure remained intact in order to support the operation of the unconverted stores. Because the legacy CSK structure would remain in place for the period of time during which the acquired inventory would be sold, the Company determined that the disposal costs, both direct and indirect, should be based on CSK’s historical costs. Additionally, certain CSK store inventories were removed from

H. Christopher Owings

Assistant Director,

U.S. Securities and Exchange Commission

July 1, 2010

existing stores and redistributed through other distribution centers to facilitate the liquidation of these products. This redistribution of products throughout CSK’s distribution system resulted in additional disposal costs of $10.8 million.

As a result of the Company continuing to operate the CSK stores utilizing their legacy support structure, in estimating reasonable profit allowance for the effort of selling the inventory, we used CSK’s historical operating profit margin. CSK’s historic profit margin was extracted from the four publicly reported quarters prior to the acquisition excluding costs of their ongoing SEC and DOJ investigations and associated settlement. This operating profit margin of 2.9% was significantly below O’Reilly’s operating profit margin of 11.8% for the comparable period, but is reflective of the expected operating results in the acquired CSK stores during the period over which the inventory on hand at the acquisition date was expected to be sold. For close out inventory, we used an even lower profit margin of 0.6% to reflect the distressed nature of this inventory.

3.	We have reviewed your response to prior comment seven in our letter dated April 9, 2010. Please tell us in detail how you estimated the costs of future legal costs relating to the SEC and DOJ investigations of CSK as of the date of the final purchase price allocation, why you believe that amount is reasonable, and why you believe the $20.7 million accrual at year is reasonable. Your current response citing consultations with outside legal counsel and stating that you believe your estimates are reasonable is insufficient in this regard.

Response:

Estimating costs for future legal costs was a function of understanding the various claims and potential claims against the former CSK officers, directors and employees that are subject to various inquiries and proceedings as well as the obligations of CSK in funding legal costs associated with same. O’Reilly determined its estimate for future legal costs by following a detailed process and making adjustments as the process outlined below continued subsequent to the final purchase price allocation of CSK. This process included (i) understanding the scope of governmental investigations at the time of the acquisition of CSK, (ii) understanding the number of outside defense lawyers involved and their activities that gave rise to historical billings, (iii) understanding the likely or possible course of action by the SEC and the DOJ given the status of the claims and historical practices of both agencies, (iv) estimating the costs associated with those actions based upon the estimated time involved for the legal process in general and the scope of the work that would be required, and (v) performing a review of insurance coverage. The foregoing process involved discussions with the lawyers involved, including those previously retained by CSK to represent the company, additional counsel retained to represent CSK’s Special Investigation Committee, counsel for individuals with whom undertakings had been entered, O’Reilly outside counsel, which is a national firm having extensive resources and experience with these types of matters, and an internal review of

H. Christopher Owings

Assistant Director,

U.S. Securities and Exchange Commission

July 1, 2010

privileged materials not available to O’Reilly prior to closing including historical billings from the involved firms prior to the closing. The process also involved participation by and judgment being exercised by O’Reilly’s General Counsel who has been involved in complex litigation while in private practice and litigation management in corporate practice over a combined period of 19 years.

When estimating amounts, we believe that by reviewing the type of claim or proceeding, scope of work traditionally anticipated and hourly rates for the requisite resources, as well as historical billings of the firms involved in the process prior to the closing, the Company was able to inform itself in a manner sufficient to form a reasonable estimate of future costs. The Company believes the estimate as of the date of the final purchase price allocation and the estimate at year-end are reasonable because these estimates resulted from the detailed process outlined above on each of the various claims and potential claims and then aggregating the estimates for each such claim and potential claim.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

Thomas McFall

Executive Vice President / Chief Financial Officer

Direct Line: (417) 874-7162

TF:bjw

APPENDIX A

Table 1: Summary of Valuation of Acquired Inventory (dollars in millions)

	Historical Selling Price Inventory		Closeout Inventory		Total Inventory
	$	% of Sales	$	% of Sales	$	% of Sales
Selling Price	1,003.5	100.0%	21.2	100.0%	1,024.7	100.0%

Less: Disposal Costs	453.4	45.2%	2.3	10.8%	455.7	44.5%

Less: Reasonable Profit Allowance	29.1	2.9%	0.1	0.5%	29.2	2.8%

Fair Value of Inventory	521.0	51.9%	18.8	88.7%	539.8	52.7%

Last Buy Value of Acquired Inventory	531.9		34.8		566.7

Change in Cost	(10.9)		(16.0)		(26.9)

Table 2: Summary of Disposal Costs (dollars in millions)

	Historical Selling Price Inventory		Closeout Inventory		Total Inventory
	$	% of Sales	$	% of Sales	$	% of Sales
Store Expenses	365.3	36.4%	2.3	10.8%	367.6	35.9%
Advertising Expenses	26.1	2.6%	—		26.1	2.5%
Indirect Costs	51.2	5.1%	—		51.2	5.0%
Additional Distribution Costs	10.8	1.1%	—		10.8	1.1%

Total Disposal Costs	453.4	45.2%	2.3	10.8%	455.7	44.5%